Exhibit 99.1

CyberArk Announces Record Fourth Quarter and Full Year 2019 Results
Fourth quarter total revenue of $129.7 million increases 19% year-over-year
Fourth quarter GAAP operating income of $22.9 million and non-GAAP operating income of $42.1 million
Full year total revenue of $433.9 million increases 26% year-over-year
Full year GAAP operating income of $62.3 million and non-GAAP operating income of $123.4 million
Full year net cash provided by operating activities of $141.7 million

Newton, Mass. and Petach Tikva, Israel – February 12, 2020 – CyberArk, (NASDAQ: CYBR), the global leader in privileged access management, today announced record financial results for the fourth quarter and year ended December 31, 2019.

“Our record fourth quarter results capped off another great year of strong growth driven by disciplined investments,” said Udi Mokady, CyberArk Chairman and CEO. “We were thrilled to win a record number of logos in the fourth quarter, signing nearly 300 new customers. Throughout 2019, organizations continued to recognize that protecting privileged access is foundational to a comprehensive security program and increasingly turned to CyberArk as a trusted advisor, particularly to secure mission-critical digital transformation and cloud migration strategies.  Our clear leadership position in the market and ongoing commitment to deliver innovation, positions us well to deliver profitable growth in 2020 and beyond.”

Financial Highlights for the Fourth Quarter Ended December 31, 2019

Revenue:

•	Total revenue was $129.7 million, up 19% compared with the fourth quarter of 2018.
•	License revenue was $76.5 million, up 15% compared with the fourth quarter of 2018.
•	Maintenance and Professional Services revenue was $53.1 million, up 26% compared with the fourth quarter of 2018.

Operating Income:

•
GAAP operating income was $22.9 million, compared to $27.5 million in the fourth quarter of 2018.  Non-GAAP operating income was a record $42.1 million, compared to $39.8 million in the fourth quarter of 2018.

Net Income:

•
GAAP net income was $20.7 million, or $0.53 per diluted share, compared to GAAP net income of $24.2 million, or $0.64 per diluted share, in the fourth quarter of 2018.  Non-GAAP net income was a record $37.8 million, or $0.97 per diluted share, compared to $33.4 million, or $0.89 per diluted share, in the fourth quarter of 2018.

Financial Highlights for the Full Year Ended December 31, 2019

Revenue:

•	Total revenue was $433.9 million, up 26% compared with 2018.
•	License revenue was $237.9 million, up 24% compared with 2018.
•	Maintenance and Professional Services revenue was $196.0 million, up 30% compared with 2018.

Operating Income:

•	GAAP operating income was $62.3 million, compared to $47.3 million in 2018. Non-GAAP operating income was $123.4 million, compared to $90.5 million in 2018.

Net Income:

•
GAAP net income was $63.1 million, or $1.62 per diluted share, compared to GAAP net income of $47.1 million, or $1.27 per diluted share, in 2018. Non-GAAP net income was $107.9 million, or $2.77 per diluted share, compared to $76.5 million, or $2.06 per diluted share, in 2018.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three months and year ended December 31, 2019 and 2018. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow From Operations:

•
As of December 31, 2019, CyberArk had $1.1 billion in cash, cash equivalents, marketable securities and short-term deposits. This compares to $451.2 million in cash, cash equivalents, marketable securities and short-term deposits as of December 31, 2018.

•	As of December 31, 2019, total deferred revenue was $190.4 million, a 27% increase from $149.5 million at December 31, 2018.

•	During 2019, the Company generated $141.7 million in net cash provided by operating activities compared to $130.1 million in 2018.

Business Outlook
Based on information available as of February 12, 2020, CyberArk is issuing guidance for the first quarter and full year 2020 as indicated below.

First Quarter 2020:

•	Total revenue is expected to be in the range of $106.0 million to $110.0 million.
•	Non-GAAP operating income is expected to be in the range of $16.5 million to $19.5 million.
•	Non-GAAP net income per share is expected to be in the range of $0.35 to $0.41 per share. This assumes 39.6 million weighted average diluted shares.

Full Year 2020:

•	Total revenue is expected to be in the range of $511.0 million to $519.0 million.
•	Non-GAAP operating income is expected to be in the range of $109.0 million to $115.0 million.
•	Non-GAAP net income per share is expected to be in the range of $2.26 to $2.38 per share. This assumes 39.8 million weighted average diluted shares.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Wednesday, February 12, 2020 at 8:30 a.m. Eastern Time (ET) to discuss the company’s fourth quarter and year end financial results and its business outlook. To access this call, dial +1 877-823-7693 (U.S.) or +1 647-689-4543 (international).  The conference ID is 7689662. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 800-585-8367 (U.S.) or +1 416-621-4642 (international). The replay pass code is 7689662. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk, (NASDAQ: CYBR) is the global leader in privileged access management, a critical layer of IT security to protect data, infrastructure and assets across cloud and hybrid environments, and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50% of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2020 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, amortization of intangible assets related to acquisitions, intra-entity intellectual property transfer tax effect, amortization of debt discount and issuance costs and the tax effect of other non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, intra-entity intellectual property transfer tax effect, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions and amortization of intangible assets related to acquisitions, facility exit and transition costs, intra-entity intellectual property transfer tax effect and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, facility exit and transition costs, amortization of intangible assets related to acquisitions, intra-entity intellectual property transfer tax effect, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the other non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; the Company’s ability to increase its sales of software as a service (“SaaS”) solutions, while supporting and maintaining multiple software pricing and delivery models; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; the Company’s ability to comply with evolving laws and regulations, including those relating to privacy and data protection; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2018	2019	2018	2019

Revenues:
License	$66,769	$76,526	$192,514	$237,879
Maintenance and professional services	42,281	53,138	150,685	196,016

Total revenues	109,050	129,664	343,199	433,895

Cost of revenues:
License	3,005	2,801	10,526	10,569
Maintenance and professional services	10,316	14,048	37,935	52,046

Total cost of revenues	13,321	16,849	48,461	62,615

Gross profit	95,729	112,815	294,738	371,280

Operating expenses:
Research and development	15,340	20,930	57,112	72,520
Sales and marketing	40,307	52,939	148,290	184,168
General and administrative	12,561	16,005	42,044	52,308

Total operating expenses	68,208	89,874	247,446	308,996

Operating income	27,521	22,941	47,292	62,284

Financial income, net	1,078	2,394	4,551	7,800

Income before taxes on income	28,599	25,335	51,843	70,084

Taxes on income	(4,419)	(4,599)	(4,771)	(7,020)

Net income	$24,180	$20,736	$47,072	$63,064

Basic net income per ordinary share	$0.66	$0.55	$1.30	$1.68
Diluted net income per ordinary share	$0.64	$0.53	$1.27	$1.62

Shares used in computing net income
per ordinary shares, basic	36,570,609	37,957,899	36,174,316	37,586,387
Shares used in computing net income
per ordinary shares, diluted	37,607,625	39,148,849	37,065,727	38,890,108

 Share-based Compensation Expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2018	2019	2018	2019

Cost of revenues	$980	$1,802	$3,350	$5,690
Research and development	2,174	3,347	7,922	10,960
Sales and marketing	3,647	6,464	12,708	20,976
General and administrative	3,493	6,418	11,984	17,891

Total share-based compensation expense	$10,294	$18,031	$35,964	$55,517

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands (Unaudited)

	December 31,	December 31,
	2018	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$260,636	$792,363
Short-term bank deposits	106,399	140,067
Marketable securities	59,948	132,412
Trade receivables	48,431	72,953
Prepaid expenses and other current assets	6,349	8,406

Total current assets	481,763	1,146,201

LONG-TERM ASSETS:
Property and equipment, net	15,120	16,472
Intangible assets, net	14,732	9,143
Goodwill	82,400	82,400
Marketable securities	24,261	54,408
Other long-term assets	31,863	72,091
Deferred tax asset	23,481	24,451

Total long-term assets	191,857	258,965

TOTAL ASSETS	$673,620	$1,405,166

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,924	$5,675
Employees and payroll accruals	32,853	41,345
Accrued expenses and other current liabilities	13,271	27,132
Deferred revenues	92,375	118,519

Total current liabilities	143,423	192,671

LONG-TERM LIABILITIES:
Deferred revenues	57,159	71,836
Other long-term liabilities	6,268	31,408
Convertible senior notes, net	-	485,119

Total long-term liabilities	63,427	588,363

TOTAL LIABILITIES	206,850	781,034

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	95	99
Additional paid-in capital	303,900	396,437
Accumulated other comprehensive income (loss)	(939)	818
Retained earnings	163,714	226,778

Total shareholders' equity	466,770	624,132

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$673,620	$1,405,166

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2018	2019

Cash flows from operating activities:
Net income	$47,072	$63,064
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10,078	10,646
Amortization of premium and accretion of discount on marketable securities, net	293	(47)
Share-based compensation	35,964	55,517
Deferred income taxes, net	(7,056)	(6,974)
Increase in trade receivables	(3,116)	(24,522)
Amortization of debt discount and issuance costs	-	1,966
Increase in prepaid expenses and other current and long-term assets	(11,893)	(14,321)
Increase in trade payables	1,955	1,571
Increase in short-term and long-term deferred revenues	47,818	40,821
Increase in employees and payroll accruals	6,896	7,337
Increase in accrued expenses and other current and long-term liabilities	2,114	6,652

Net cash provided by operating activities	130,125	141,710

Cash flows from investing activities:
Proceeds from (Investment in) short and long term deposits	1,600	(33,961)
Investment in marketable securities	(61,118)	(165,714)
Proceeds from maturities of marketable securities	37,838	63,489
Purchase of property and equipment	(8,613)	(7,036)
Payments for business acquisitions, net of cash acquired	(18,450)	-

Net cash used in investing activities	(48,743)	(143,222)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	-	1,155
Proceeds from the issuance of convertible senior notes, net of issuance costs	-	560,107
Purchase of capped calls	-	(53,648)
Proceeds from exercise of stock options	17,980	24,428

Net cash provided by financing activities	17,980	532,042

Increase in cash, cash equivalents and restricted cash	99,362	530,530

Cash, cash equivalents and restricted cash at the beginning of the period	$162,521	$261,883

Cash, cash equivalents and restricted cash at the end of the period	$261,883	$792,413

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2018	2019	2018	2019

Gross profit	$95,729	$112,815	$294,738	$371,280
Plus:
Share-based compensation - Maintenance & professional services	980	1,802	3,350	5,690
Amortization of intangible assets - License	1,445	968	5,563	5,029

Non-GAAP gross profit	$98,154	$115,585	$303,651	$381,999

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2018	2019	2018	2019

Operating income	$27,521	$22,941	$47,292	$62,284
Plus:
Share-based compensation	10,294	18,031	35,964	55,517
Amortization of intangible assets - Cost of revenues	1,445	968	5,563	5,029
Amortization of intangible assets - Sales and marketing	198	144	793	576
Acquisition related expenses	-	-	268	-
Facility exit and transitions costs	327	-	580	-

Non-GAAP operating income	$39,785	$42,084	$90,460	$123,406

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2018	2019	2018	2019

Net income	$24,180	$20,736	$47,072	$63,064
Plus:
Share-based compensation	10,294	18,031	35,964	55,517
Amortization of intangible assets - Cost of revenues	1,445	968	5,563	5,029
Amortization of intangible assets - Sales and marketing	198	144	793	576
Acquisition related expenses	-	-	268	-
Facility exit and transitions costs	327	-	580	-
Amortization of debt discount and issuance costs	-	1,966	-	1,966
Taxes on income related to non-GAAP adjustments	(2,528)	(4,014)	(15,485)	(18,251)
Intra-entity IP transfer tax effect, net	(475)	-	1,768	-

Non-GAAP net income	$33,441	$37,831	$76,523	$107,901

Non-GAAP net income per share
Basic	$0.91	$1.00	$2.12	$2.87
Diluted	$0.89	$0.97	$2.06	$2.77

Weighted average number of shares
Basic	36,570,609	37,957,899	36,174,316	37,586,387
Diluted	37,607,625	39,148,849	37,065,727	38,890,108